AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1998
                                                       REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-6
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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
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A.        EXACT NAME OF TRUST:

                  TAX EXEMPT SECURITIES TRUST, MASSACHUSETTS TRUST 77 (A UNIT INVESTMENT TRUST)

B.       NAME OF DEPOSITOR:                 SMITH BARNEY INC.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                                            SMITH BARNEY INC.
                                            388 GREENWICH STREET, 23RD FLOOR
                                            NEW YORK, NY  10013

D.       NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    COPY OF COMMENTS TO:
                  LAURIE HESSLEIN                   MICHAEL R. ROSELLA, ESQ.
                  Smith Barney Inc.                 Battle Fowler LLP
                  388 Greenwich Street              75 East 55th Street
                  New York, New York  10013         New York, New York  10022
                                                    (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.       PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
         REGISTERED:
                  Indefinite

G.       AMOUNT OF FILING FEE:
                  No filing fee required.

H.       APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
                  As soon as practicable after the acquisition and deposit of the underlying obligations.
                  __ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

742632.1

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                   SUBJECT TO COMPLETION, DATED AUGUST 5, 1998


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                                                    TAX EXEMPT SECURITIES TRUST
                                                         MASSACHUSETTS TRUST 77
                                                      (A UNIT INVESTMENT TRUST)

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         A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, Massachusetts Trust 77. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

742632.1

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                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

         A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                                          SEC FILE OR
                                                                                      IDENTIFICATION NO.
                                                                                      ------------------
I.       Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
         Form S-6 under the Securities Act of 1933:

         Smith Barney Inc.                                                          2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
         15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

         Smith Barney Inc.                                                          8-8177

III.     Charter documents of he Depositor filed as
         Exhibits to the Registration Statement on Form S-6 under the Securities
         Act of 1933 (Charter, ByLaws):
                                                                                    33-65332, 33-36037
         Smith Barney Inc.



       B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

         Smith Barney Inc.                                       13-1912900
         The Chase Manhattan Bank                                13-4994650


Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, California Trust 163 (Reg. No. 333-56413); Tax Exempt Securities Trust, Series 389 (Reg. No. 33-52529).



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742632.1

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                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet of Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
         The Prospectus.
         Additional Information not included in the Prospectus (Part II). *Consent of independent public accountants.


The following exhibits:

         1.1      --     Form of Trust Indenture and Agreement (incorporated
                         by reference to Exhibit 4.a to the Registration
                         Statement of Tax Exempt Securities Trust, Series 265,
                         1933 Act File No. 33-15123).

         1.1.1    --     Form of Reference Trust Agreement (incorporated by
                         reference to Exhibit 1.1.1 of Tax Exempt Securities
                         Trust, New Jersey Trust 208, 1933 Act File No.
                         33-58591).

         1.2      --     Form of Agreement Among Underwriters (incorporated by
                         reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act
                         File No. 33-50915).

         2.1      --     Form of Certificate of Beneficial Interest (included in
                         Exhibit 1.1).

         *3.1     --     Opinion of counsel as to the legality of the securities
                         being issued including their consent to the use of their names under the headings "Taxes" and "Legal
                         Opinion" in the Prospectus.

         *4.1     --     Consent of the Evaluator.


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*        To be filed with Amendment to Registration Statement.

                                      II-2
742632.1

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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 5TH DAY OF AUGUST, 1998.

                         Signatures appear on page II-4.

         A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

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742632.1

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SMITH BARNEY INC.
         DEPOSITOR


         By the following persons, who
           constitute a majority of the
           Board of Directors of Smith
           Barney Inc.:


         JAMES DIMON
         DERYCK C. MAUGHAN

           By:    /s/GINA LEMON
                  (As authorized signatory for
                  Smith Barney Inc. and
                  Attorney-in-Fact* for the persons listed above)

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*  Powers of Attorney filed as exhibits to Registration Statement Nos. 33-56722,
   33-51999 and 333-42679.

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742632.1